Exhibit (a)(1)(F)
NATURAL HEALTH TRENDS CORP.
INDIVIDUAL STATEMENT OF OPTIONS
[Employee Name]
Location: [Office Location]
Natural Health Trends Corp. (“NHTC”) is offering eligible employees the opportunity to tender, or exchange, certain outstanding stock options for restricted stock rights (“RSRs”). The RSRs will be granted under the NHTC 2007 Equity Incentive Plan. The RSRs will take the form of shares of restricted stock. You may be eligible to participate in this offer because you have outstanding stock options with an exercise price greater than U.S. $9.00 and you are currently employed by NHTC or one of its subsidiaries. Options eligible for exchange will be those having an exercise price per share that is more than the greater of U.S. $9.00 and the closing sale price of NHTC common stock on the date the offer expires. Participation in this offer is voluntary and you are under no obligation to tender any of your eligible stock options.
This Individual Statement of Options highlights some of the key points of the offer. This statement is intended to provide you with information you may find useful in determining whether or not you wish to exchange each eligible option. It should be read in conjunction with the complete terms and conditions of the offer contained in the Offer to Exchange. This statement provides you with a table showing both your individual stock option information and the associated RSR exchange information at an assumed common stock price. It illustrates what will happen if you choose to exchange or retain your current stock options. Please keep in mind that future performance of NHTC’s stock will depend on many factors.
Once you’ve reviewed the information in this Individual Statement of Options and the Offer to Exchange, you must then complete the Letter of Transmittal to participate in the exchange offer. On the Letter of Transmittal, you must make an election of whether or not you wish to tender your stock options, and you must sign and return the Letter of Transmittal so it is received by NHTC no later than 9:00 p.m. U.S. Central Time, Monday, June 25, 2007. You may withdraw your election at any point during the election period by submitting a Notice of Withdrawal. All forms must be received before this deadline. If you do not submit an executed Letter of Transmittal by this deadline, it will be interpreted as your decision to not participate in the option exchange program and you will retain all your current stock options with their current terms. All decisions are final as of 9:00 p.m. U.S. Central Time, Monday, June 25, 2007.
Your Eligible Stock Options
You may choose to exchange eligible stock options that were granted under our 2002 Stock Option Plan. Below is a summary of your eligible stock options, the associated exchange ratio for each option, the number of RSRs you would be granted in the exchange, the total vesting period of the RSRs, an example value of those RSRs, and an example “Break-Even” share price.

						Number of	New RSR	Example
	Option	Option	Option	Unexercised		RSRs	Vesting	Valuation[3]	Example
Option	Exercise	Grant	Expiration	Option	Exchange	Granted in	Period	of RSRs	“Break-Even”
Number	Price	Date	Date	Shares	Ratio[1]	Exchange[2]	(years)	Granted	Share Price[4]

1	The ratio of eligible option shares to be canceled to RSRs to be granted. This ratio will generally range from 2:1 to 3:1.
2	The number of RSRs that would be granted in exchange for each outstanding option award.

3	U.S. dollar value calculated based on an assumed NHTC common stock price of $3.14 per share, the closing price of NHTC common stock on May 24, 2007.
4	The price that NHTC common shares would need to reach by the option expiration date to result in an option profit equal to the value, on the option expiration date, of the RSRs that you would receive in exchange for the outstanding stock option award.
If You Choose to Participate
If you choose to exchange a stock option grant through this program, you will surrender all unexercised shares in that grant (partial exchanges are not allowed). For each eligible option grant you elect to exchange, you will receive a new RSR award, based on your option grant’s associated exchange ratio. Your new RSR awards represent the right to receive shares of NHTC common stock once you meet the vesting requirements. Unlike your current stock options, you will not have to pay an exercise price to receive these shares of NHTC common stock.
All restricted stock rights received in exchange for eligible options will be subject to a vesting schedule. We will grant restricted stock rights promptly following the expiration of the offer in exchange for properly tendered options. Two-twelfths (2/12) of the restricted stock rights you receive in the exchange will vest on September 15, 2007. Thereafter, an additional one-twelfth (1/12) of each award of restricted stock rights will vest on each December 15, March 15, June 15 and September 15 through March 15, 2010, subject to your continued employment with NHTC or any of its subsidiaries on each vesting date. If your employment with us terminates before all of your restricted stock rights have vested, you will forfeit any restricted stock rights that remain unvested on the date your employment terminates.
As you vest in your RSR award over time and your shares of NHTC stock are no longer subject to forfeiture on termination of employment, you will be required to recognize the value of these shares as taxable income.
If You Choose Not to Participate
If you choose not to participate in the exchange, you will keep your current stock option grants, you will not receive RSRs and your outstanding stock options will retain their current vesting provisions, exercise price and other terms. Again, participation in this program is completely voluntary and you are under no obligation to participate.
What Do You Need To Do?
Once you have reviewed this statement and the Offer to Exchange, along with the other option exchange program materials, you must complete, sign, date, and return the Letter of Transmittal if you wish to participate in the exchange. The executed Letter of Transmittal must be received by NHTC before 9:00 p.m. U.S. Central Time, Monday, June 25, 2007. The executed form may be submitted by any of the following three methods:

>	Via electronic delivery: Scan the completed and signed Letter of Transmittal and e-mail it to gary.wallace@nhtglobal.com.

=>	Via facsimile: +1 (214) 451-6149

>	Via mail or courier: Gary C. Wallace
Natural Health Trends Corp.
2050 Diplomat Drive
Dallas, Texas 75234, USA
About This Program

Participation in this program involves a number of potential risks described in the Offer to Exchange. Since the stock’s future market price is unpredictable, eligible employees should carefully consider these risks. It is possible for your stock options to have a greater or lesser value than the RSRs you receive under this offer.
EMPLOYEES ARE ENCOURAGED TO CAREFULLY CONSIDER THESE RISKS AND TO SPEAK WITH FINANCIAL AND TAX ADVISORS AS NECESSARY BEFORE DECIDING WHETHER OR NOT TO PARTICIPATE IN THE OFFER.